UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-6393

Verizon Pennsylvania Inc.

(Exact name of registrant as specified in its charter)

1717 Arch Street, Philadelphia, Pennsylvania 19103

Telephone: (215) 466-9900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

1.	Fifteen Year 7 3/8% Debentures, due July 15, 2007	88
2.	Thirty Year 6% Debentures, due December 1, 2028	63
3.	Forty Year 8.35% Debentures, due December 15, 2030	30
4.	Forty Year 8 3/4% Debentures, due August 15, 2031	31
5.	5.65% Debentures, Series A, due 2011	115

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision (s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

1.	Fifteen Year 7 3/8% Debentures, due July 15, 2007	88
2.	Thirty Year 6% Debentures, due December 1, 2028	63
3.	Forty Year 8.35% Debentures, due December 15, 2030	30
4.	Forty Year 8 3/4% Debentures, due August 15, 2031	31
5.	5.65% Debentures, Series A, due 2011	115

Pursuant to the requirements of the Securities Exchange Act of 1934, Verizon Pennsylvania Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 4, 2004	VERIZON PENNSYLVANIA INC.

	By:	/s/ Edwin F. Hall
Edwin F. Hall Controller